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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Friedman Industries, Incorporated
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
358435 10 5
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	358435 10 5	Page	2	of	3

1	NAMES OF REPORTING PERSONS: Harold Friedman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		119,206 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		119,206 shares

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

119,206 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Harold Friedman	Page 3 of 3 Pages

Item 1.	(a)	Name of Issuer: Friedman Industries, Incorporated

	(b)	Address of Issuer’s Principal Executive Offices:
4001 Homestead Road
Houston, Texas 77028

Item 2.	(a)	Name of Person Filing: Harold Friedman

	(b)	Address of Principal Business Office or, if none, Residence:
4001 Homestead Road
Houston, Texas 77028

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $1.00 par value

	(e)	CUSIP Number: 358435 10 5

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 119,206 shares

	(b)	Percent of Class: 1.7%

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 119,206 shares
(ii) Shared Power to Vote or Direct the Vote: -0-
(iii) Sole Power to Dispose or to Direct the Disposition of: 119,206 shares
(iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/20/06

Date

/s/ HAROLD FRIEDMAN

Harold Friedman